Exhibit (a)(5)(v)
SUPERIOR COURT OF WASHINGTON FOR KING COUNTY

CDC CORPORATION, a Cayman Islands corporation, and CDC SOFTWARE ACQUISITION CORP., a Washington corporation,	Case No. COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

Plaintiffs,

v.

ONYX SOFTWARE CORPORATION, a Washington corporation, JANICE P. ANDERSON, an individual, CHARLES M. BOESENBERG, an individual, TERESA A. DIAL, an individual, WILLIAM B. ELMORE, an individual, WILLIAM PORTER, an individual, DANIEL R. SANTELL, an individual, ROBERT M. TARKOFF, an individual, M2M HOLDINGS, INC., a Delaware corporation, and ORION ACQUISITION CORPORATION, a Washington corporation,

Defendants.

     1. Plaintiffs CDC Corporation and CDC Software Acquisition Corp., a wholly owned subsidiary of CDC Corporation (collectively “CDC”), for their complaint against defendants Onyx Software Corporation (“Onyx”), Janice P. Anderson, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell, and Robert M. Tarkoff (“Director Defendants”), M2M Holdings, Inc. (“M2M”), and Orion Acquisition Corporation, a wholly owned subsidiary of M2M (“Orion”), allege, upon

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knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:
I. SUMMARY OF THIS ACTION
     2. This action seeks redress for the egregious and continuing breaches of fiduciary duty by the members of the board of directors of Onyx (the “Onyx Board”) in taking aggressive steps to merge Onyx with M2M’s wholly owned subsidiary Orion while refusing to give due consideration to strategic alternatives, including but not limited to a bona fide, fully financed, non-coercive, non-discriminatory, all-cash tender offer for all the outstanding shares of Onyx common stock that was formally initiated by CDC on July 12, 2006.
     3. The Onyx Board had a responsibility to act in good faith, but failed to discharge that fundamental duty by engaging in a pattern of behavior that can only be characterized as entrenchment at the expense of Onyx shareholders. The Director Defendants’ flagrant disregard of their fiduciary duties in this regard include:
•	failing to continue or pursue any meaningful discussions regarding CDC’s offers to acquire Onyx;

•	agreeing to excessive break-fee and expense arrangements in the current agreement with M2M; and

•	acting in their own self-interest by including accelerated stock option and unrestricted stock benefits in the M2M agreement.
     4. By taking the foregoing actions, the Director Defendants have breached their fiduciary duties owed to Onyx’s shareholders under Washington law. Onyx’s shareholders, including CDC Corporation, will be irreparably harmed absent relief from this Court.
     5. Accordingly, this action seeks declaratory and injunctive relief requiring Onyx to dismantle its takeover defenses (including its prohibition on considering or pursuing competing offers and its excessive break-fee and expense arrangements) and enjoining Onyx and Orion from taking further action to thwart the shareholder franchise

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or to frustrate CDC’s pending tender offer, including but not limited to any actions designed or intended to pursue the M2M merger agreement.
II. THE PARTIES
     6. Plaintiff CDC Corporation is a company organized under the laws of the Cayman Islands with its principal executive offices located in Beijing, People’s Republic of China (the “PRC”). CDC Corporation, with facilities in the PRC, North America, Europe and Australia, is a global provider of enterprise software, mobile services and applications and internet and media services. CDC Corporation is publicly traded on the NASDAQ Global Market under the symbol “CHINA”.
     7. CDC Corporation is a beneficial owner of Onyx common stock. CDC Corporation first purchased Onyx common stock in January 2004, and currently owns well in excess of 100,000 shares.
     8. Plaintiff CDC Software Acquisition Corp. is a Washington corporation and a wholly owned subsidiary of CDC Corporation. CDC Software Acquisition Corp.’s principal executive offices are located in Atlanta, Georgia.
     9. Defendant Onyx is a Washington corporation and maintains its principal executive offices in Bellevue, Washington. Onyx is a provider of enterprise solutions that combine customer management, process management, and performance management technologies to help organizations more effectively acquire, service, manage and maintain customer and partner relationships.
     10. Defendants Janice P. Anderson, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell, and Robert M. Tarkoff are directors of Onyx. The Director Defendants, as directors of Onyx, owe fiduciary duties of loyalty, care, and good faith to Onyx’s shareholders.
     11. Defendant M2M is a Delaware corporation with its principal executive offices in Wellesley, Massachusetts. M2M is a privately held holding company jointly owned by Battery Ventures VI, L.P. and Thoma Cressey Equity Partners, and whose

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primary asset is Made2Manage Systems Inc., an enterprise software and services company.
     12. Defendant Orion is a Washington corporation and wholly owned subsidiary of M2M. Orion was formed solely for the purposes of entering into the merger agreement with Onyx and completing the merger, and has not conducted any business operations. Orion’s principal executive offices are in Wellesley, Massachusetts.
III. JURISDICTION AND VENUE
     13. This Court has jurisdiction over the parties pursuant to RCW 2.08.010 and RCW 4.28.185(1)(a) because (a) Defendant Onyx is a Washington corporation and maintains its principal executive offices in Bellevue, Washington, (b) at least some of the Director Defendants reside in this state, and (c) the nonresident parties transacted business within the state. Venue is proper in King County, Washington under RCW 4.12.025 because at least one defendant resides in this county.
IV. FACTUAL BACKGROUND
A.	Onyx And The Director Defendants Improperly Rebuff CDC’s First Strategic Proposal.
     14. As part of the continuous evaluation of its businesses and plans, CDC Corporation regularly considers a variety of strategic options and transactions. While CDC has built a product line with deep functionality in its targeted vertical markets, CDC seeks to add additional capabilities and functionalities by selectively acquiring additional software or technologies that complement the existing capabilities of CDC’s products. In addition, CDC also seeks to expand into other new vertical markets through strategic acquisitions of companies or software. As part of this effort, in early November 2005, Mr. Peter Yip, a director of CDC and CDC’s current chief executive officer, sought the advice of an investment bank to consider strategic alternatives for CDC Software, one of CDC’s two core business units.
     15. On November 15, 2005, representatives of the investment bank made a presentation to the CDC board which outlined various potential strategic alternatives for

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the CDC Software business unit, including continuing to build critical mass through acquisitions and a reverse merger of CDC’s software assets into a small cap company. Onyx was identified as a specific party for both of the preceding alternatives. After discussions, the board directed the representatives of the investment bank to contact certain directors at Onyx with whom they had a relationship to explore the possibility of pursuing one of the foregoing alternatives.
     16. On November 21, 2005, a representative of the investment bank reported to the CDC board members that he had spoken with two directors of the Onyx Board, Mr. Bill Elmore and Mr. Rob Tarkoff, about the possibility of a strategic transaction with CDC. The representative reported his belief that Messrs. Elmore and Tarkoff were intrigued by the topic. The representative also indicated that Mr. Tarkoff wanted to speak directly to Mr. Yip about CDC’s proposals, and that Mr. Yip’s contact details had been given to Mr. Tarkoff for this purpose. Mr. Yip, however, never received a call from Mr. Tarkoff. In addition, the representative of the investment bank reported that Messrs. Elmore and Tarkoff indicated that they would speak to Onyx’s chief executive officer, Ms. Janet Anderson, regarding the possibility of a strategic transaction with CDC.
     17. Mr. Yip subsequently attempted to contact Mr. Tarkoff, but Mr. Tarkoff did not return Mr. Yip’s calls.
     18. On December 5, 2005, a representative of the investment bank reported that he had attempted to schedule a conference call with Messrs. Elmore and Tarkoff, but that his efforts had not been successful. In light of this development, the representative suggested that CDC send a letter to Ms. Anderson regarding CDC’s desire to discuss merger possibilities with Onyx.
     19. On December 6, 2005, Mr. Steven Chan, the then acting chief executive officer of CDC, delivered a letter to Ms. Anderson via courier, fax and, email, copying Mr. Elmore and Mr. Tarkoff, in which CDC proposed a combination of CDC Software with Onyx through a reverse merger.

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     20. On December 9, 2005, Mr. Chan sent an email to Ms. Anderson attaching another copy of CDC’s letter of December 6, 2005. In the email, Mr. Chan reiterated the benefits of a combination between CDC Software and Onyx, and expressed regret that so much time had been lost due to an inability to establish communications with Onyx to date. Mr. Chan suggested setting up a conference call between himself, Mr. Yip, and Ms. Anderson on any of December 9, 10, or 11. Ms. Anderson indicated that none of these dates worked, and suggested as alternatives a call on December 14 or 15. Mr. Yip indicated that a call on December 15 would be acceptable.
     21. On December 13, 2005, the executive assistant to Ms. Anderson contacted Mr. Yip’s assistant to indicate that Ms. Anderson was not available on December 14 or 15 and that due to travel arrangements she would not be able to speak for another two weeks. The assistant suggested a new call be arranged for December 28, 2005, which Mr. Yip accepted.
     22. On December 20, 2005, the executive assistant to Ms. Anderson contacted Mr. Yip’s assistant to reschedule the call again, this time to December 30, 2005. Mr. Yip’s assistant accepted the proposal to have the call on December 30, 2005.
     23. On December 22, 2005, members of CDC’s board of directors requested that Mr. Chan update the board on the status of his discussions with Onyx. Mr. Chan reported that neither Mr. Elmore nor Mr. Tarkoff had returned his calls, and that he had been having difficulty scheduling a call with Ms. Anderson. The board expressed concern about the lack of progress and directed Mr. Chan to communicate the board’s frustrations to Onyx, and to promptly have a call with Onyx. On December 23, 2005, Mr. Chan communicated the board’s frustrations to Ms. Anderson via email, and proposed a call for December 26, 2005. Ms. Anderson declined the proposal, indicating she would speak with Messrs. Chan and Yip on December 30, 2005. On December 27, 2005, Mr. Chan reported his correspondence with Ms. Anderson to the board and, after discussions, the board expressed its belief that in light of all the circumstances, Onyx was not serious about, and would not seriously engage in, discussions regarding a strategic

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transaction with CDC. The board of directors instructed Mr. Chan to make CDC’s interest in Onyx public.
     24. On December 28, 2005, CDC issued a press release announcing its interest in a strategic transaction with Onyx and describing the terms of its proposal as they were set forth in its letter to Onyx on December 6, 2005. Onyx responded with a press release announcing that it would consider the CDC proposal. On that same day, an executive secretary to Mr. Yip delivered an email to Onyx reiterating the frustrations of CDC’s board.
     25. On December 30, 2005, CDC issued a press release indicating that it was requesting that the disinterested directors of Onyx provide a response to the CDC proposal. On that same day, Mr. Yip participated in a call with Ms. Anderson, during which CDC indicated that, as mentioned in its press release, it would like to have its discussions with Onyx’s disinterested directors. Ms. Anderson rejected this proposal, asserting that no one from Onyx had heard about CDC’s proposal prior to receiving CDC’s letter dated December 6, 2005. Mr. Yip indicated that certain members of Onyx’s board had been previously contacted by representatives of the investment bank assisting CDC. Ms. Anderson terminated the call after approximately 30 minutes.
     26. On January 5, 2006, Onyx issued a press release in which it announced that its special committee had rejected the proposal CDC had set forth in its letter of December 6, 2005. The press release also stated that Onyx “is not seeking a sale of the Company,” “intends to continue executing on [its] growth strategy,” and “considers [the] matter closed.”
     27. The foregoing statements were and are materially misleading, as Onyx prior to such statements had engaged, and following such statements did engage, in the following actions:
•	discussed and explored strategic options involving the potential for an acquisition by a private equity firm in the fall of 2005;

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•	received materials from legal advisors with respect to pursuing strategic alternatives on November 30, 2005;

•	held meetings with representatives of Battery Ventures in connection with a possible transaction on January 11, 2006;

•	held discussions with the chief executive officer of “Company A” regarding mutual strategic interests on January 11, 2006;

•	discussed potential partnerships, acquisitions and strategic transaction opportunities at a board meeting on January 26, 2006; and

•	continued to explore potential partnerships, acquisitions and strategic transaction opportunities “during the first quarter of 2006.”
     28. On January 6, 2006, Mr. Chan participated in a previously scheduled conference call with investors to discuss CDC’s proposed strategic transaction with Onyx. In addition to describing the synergies of a CDC Software/Onyx combination, Mr. Chan again expressed his disappointment at Onyx’s response to CDC’s proposal and the process Onyx used to evaluate the proposal, including (a) that there had only been a 30-minute call with Onyx’s chief executive officer to discuss the CDC proposal, (b) that no member of the Onyx Board attended the call, and (c) that other than this one phone call, CDC had had no other dialogue with any member of Onyx’s management or its board to explain or clarify the CDC proposal. In addition, Mr. Chan expressed his surprise at the unwillingness of Onyx to explore the CDC proposal, despite indications on that call and in CDC’s public statements that it was willing to be flexible to restructure its proposal.
     29. On January 9, 2006, CDC issued a press release reiterating that it remained flexible to restructure its proposal and continued to seek a substantive dialogue with the disinterested directors of Onyx in connection with a strategic transaction to combine CDC Software with Onyx
     30. On January 20, 2006, CDC issued a press release indicating that, while it continued to believe in the value of strategic combination of CDC Software and Onyx, it was withdrawing the proposal set forth in its letter dated December 6, 2005 due to, among other things, the lack of receptiveness by Onyx’s management and board.

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B.	Onyx And The Director Defendants Improperly Rebuff CDC’s Second Strategic Proposal.
     31. At a meeting of the CDC board on March 20, 2006, the CDC board members revisited their discussion of the potential of a CDC Software/Onyx combination. The board members discussed the feedback received from certain Onyx shareholders regarding the proposal contained in CDC’s December 6, 2005 letter, which feedback generally involved a desire for CDC to simplify its proposal. As a result, the board debated a revised proposal that would give each Onyx shareholder the option to elect either (i) all cash or (ii) a combination of cash and shares of CDC Corporation.
     32. On March 22, 2006, CDC issued a press release announcing its new proposal to the Onyx Board. Pursuant to this proposal: (1) an Onyx shareholder electing to receive all-cash would receive $4.57 per share in cash (representing a premium of approximately 20 percent from a recent five-day trading average for the shares); and (2) an Onyx shareholder electing to receive cash-and-shares would receive $4.78 per share comprised of 50 percent (or $2.39) in cash and 50 percent (or $2.39) in registered Class A Common Shares of CDC Corporation (representing a premium of approximately 25 percent from a recent five-day trading average for the shares).
     33. On March 24, 2006, CDC held a conference call to discuss its new proposal.
     34. On April 7, 2006, Onyx issued a press release announcing that it had retained Piper Jaffray to serve as its financial advisor in connection with Onyx’s ongoing evaluation of its strategic opportunities, including potential acquisitions by Onyx, and Onyx’s consideration of CDC’s unsolicited proposal.
     35. On April 10, 2006, Piper Jaffray informed CDC of its recent engagement and that it would be the contact point for CDC going forward.
     36. On April 18, 2006, CDC received a form of nondisclosure agreement from Piper Jaffray. Upon a review of the form of nondisclosure agreement, CDC noted that it included a stand-still provision that would have prevented CDC from making any offer to

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acquire Onyx for a period of three years. Under the terms of Onyx’s proposed stand-still provision, once CDC had agreed to the provision, Onyx could have immediately turned around and indicated that it was not interested in selling the company, and CDC would have then been prevented from making any offer to Onyx to acquire it for a period of three years. In effect, this provision would have granted to Onyx the unilateral right to have stopped for a period of three years the clearly unwanted overtures from CDC to Onyx. Given Onyx’s prior lack of receptiveness, CDC concluded that it could not accept the risk of agreeing to such a stand-still provision.
     37. On April 20, 2006, representatives of CDC delivered an email to representatives of Onyx indicating that CDC could not accept the stand-still provision in the non-disclosure agreement. In addition, the representative of CDC expressed that it could not accept two additional terms in the non-disclosure agreement. These two additional provisions provided, among other things, that (a) Onyx reserved the right, in its sole discretion, to reject any and all proposals made by CDC and to terminate discussions and negotiations at any time and for any reason, and (b) CDC was prohibited for a period of three years from hiring any officers or employees of Onyx with which it had contact. CDC was extremely concerned that, similar to the stand-still provision, Onyx could have used the former provision to immediately prevent CDC from making any further offers to acquire Onyx. With respect to the latter provision, CDC was concerned that the provision was not reciprocal and that Onyx would continue to have the ability to solicit and hire employees of CDC.
     38. On the same date, representatives of CDC received a voicemail and an email from Onyx’s representatives indicating that it would only entertain proposals for a shorter stand-still and non-solicit provision.
     39. As a result of an inability to finalize a non-disclosure agreement, a meeting between CDC and Onyx proposed for April 21, 2006 did not occur, and no further meetings were scheduled.

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C.	Onyx And The Director Defendants Improperly Rebuff CDC’s Third Strategic Proposal.
     40. On June 5, 2006, Onyx announced that it had entered into a definitive agreement to be acquired by privately held M2M, a holding company that is jointly owned by Battery Ventures VI, L.P. and Thoma Cressey Equity Partners. Instead of entering into a business combination with CDC, Onyx’s management and board of directors entered into the definitive agreement with M2M, which, if approved, would provide shareholders with the right to receive $4.80 per share in cash.
     41. On June 16, 2006, Onyx filed its preliminary proxy statement relating to its definitive agreement to be acquired by M2M.
     42. On June 20, 2006, CDC issued a press release announcing that it was making a proposal to the Onyx Board to combine Onyx with CDC Software. Under the terms of its proposal: (1) an Onyx shareholder electing to receive all-cash would receive $4.85 per share in cash; and (2) an Onyx shareholder electing to receive cash-and-shares would receive $5.00 per share comprised of 50 percent (or $2.50) in cash and 50 percent (or $2.50) in registered Class A Common Shares of CDC Corporation. CDC’s proposal represented a premium of up to 4.2% in excess of the publicly announced offer made by M2M of $4.80 per share in cash.
     43. On June 21, 2006, CDC submitted a letter to the Onyx Board in which it reiterated its top-end proposal of $5.00 per share, and that it would be willing to protect the share portion of the offer with a collar. In addition, CDC indicated that it was prepared to increase its offer if afforded reasonable due diligence. CDC attached a standard form of confidentiality agreement that it was prepared to execute with Onyx immediately. The confidentiality agreement did not contain a stand-still provision and contained mutual non-solicit provisions.
     44. On the same date, CDC submitted a letter to the Securities and Exchange Commission (“SEC”) indicating that it was a competing bidder for Onyx, and its belief

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that it had made a superior offer for Onyx. CDC also issued a press release that day attaching the letters it had submitted to the Onyx Board and to the SEC.
     45. Onyx responded to CDC’s offer on June 23, 2006 by issuing a press release reaffirming its support of its definitive agreement with M2M. Thereafter, on June 29, 2006, Onyx issued a press release indicating that it had filed a definitive proxy statement relating to its proposed acquisition by M2M with the SEC. The mailing of the definitive proxy materials occurred on or about June 30, 2006, and the special meeting of Onyx’s shareholders is scheduled for August 1, 2006.
D.	Onyx And The Director Defendants Improperly Encourage Onyx Shareholders To Rebuff CDC’s Pending Tender Offer.
     46. On June 30, 2006, CDC issued a press release announcing its intention to make a $5.00 per share all cash tender offer for all of the outstanding shares. The offer price represented a 10.4% premium to Onyx’s average closing share price during the prior 30 trading days.
     47. On July 11, 2006, CDC sent the following letter to the Director Defendants:
July 11, 2006
Board of Directors
Onyx Software Corporation
1100 — 112th Avenue, NE
Suite 100
Seattle, Washington 98004
[VIA FACSIMILE (425-732-2413) AND COURIER]
Members of the Board:
CDC Corporation announced on June 30, 2006 its intention to commence a tender offer to acquire all of the outstanding shares of Onyx Software Corporation (“Onyx”) for a price of $5.00 per share in cash. We will be commencing that offer tomorrow. We believe that this offer represents an attractive valuation for Onyx and is clearly superior to the acquisition of Onyx contemplated by the merger agreement dated as of June 5, 2006 by and among M2M Holdings, Inc., Orion Acquisition Corporation and Onyx Software Corporation. CDC Corporation also believes that it would be in the best interest of Onyx’s shareholders to enter into a negotiated tender offer/merger agreement with CDC Corporation and CDC Software Acquisition Corp. We are prepared to meet with you at your convenience to discuss our offer.

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We look forward to hearing from you. Please contact either Eric Musser at 678-259-8500, or Peter Yip at 011-852-2961-2772 to discuss any questions the Board might have.

Very truly yours, CDC CORPORATION
By:	Peter Yip // KHL

As they did repeatedly with respect to CDC’s other attempts to engage in good faith partnership negotiations, and consistent with their steadfast refusal to fairly consider CDC’s offers, the Director Defendants ignored CDC’s request to meet and discuss CDC’s offer.
     48. On July 12, 2006, CDC commenced its $5.00 per share all cash tender offer for all outstanding shares of common stock of Onyx. The offer was made without the prior approval of Onyx’s board of directors. CDC’s offer to purchase is superior to the $4.80 per share that M2M has offered to Onyx shareholders under the terms of its definitive merger agreement with Onyx dated June 5, 2006.
     49. To the knowledge and belief of CDC, based upon discussions with various other shareholders of Onyx, Onyx and at least some of the Director Defendants have been encouraging such shareholders to reject CDC’s tender offer through false and misleading statements including that (i) CDC does not have the cash in the group that is making the offer, (ii) CDC will use contingencies to walk away from the deal, and (iii) CDC is just doing this to kill the Onyx business. This is so despite CDC’s holdings of $216.8 million of cash and cash equivalents as of March 31, 2006 and the clear and unqualified statement in CDC’s tender offer documents that:
CDC has sufficient cash on hand to purchase all Shares validly tendered and not withdrawn in the Offer, as well as Shares that might be acquired in a merger or secondary transaction. The Offer is not conditioned on any financing arrangements.

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E.	The Director Defendants Have Repeatedly Breached Their Fiduciary Duties To Onyx Shareholders.
     50. In flagrant breach of their fiduciary duties to Onyx shareholders, the Director Defendants have (a) improperly rebuffed CDC’s offers despite the clear-cut and significant economic benefits of those offers, and (b) initiated an array of defensive tactics designed to thwart CDC or any other potential acquirer. These actions improperly benefit the Director Defendants at the expense of Onyx shareholders.
     51. Director Defendants and M2M built into their merger agreement two provisions to hamstring Onyx from considering and accepting CDC’s or anyone’s superior offer. First, the M2M merger agreement includes a non-solicitation provision. As explained in Onyx’s Schedule 14A: “Onyx has agreed that it will neither solicit, initiate nor intentionally encourage any inquiries or proposals regarding any competing transaction, nor participate in any discussions or negotiations regarding a proposal for a competing transaction with any third party.” Second, the M2M merger agreement includes excessive break-fee and expense provision. Again, as explained in Onyx’s Schedule 14A:
The merger agreement requires, however, that Onyx pay M2M a termination fee of:
•	$4,000,000 plus up to $500,000, of reasonably documented out-of-pocket fees payable and expenses incurred by M2M (including fees and expenses of counsel to M2M) in connection with the merger, if Onyx terminates the merger agreement to enter into a superior competing transaction or if Onyx’s board of directors withdraws or adversely modifies its approval or recommendation of the merger; or

•	an amount equal to five percent of the aggregate fair market value of the consideration paid to the Onyx shareholders in any merger with a party other than M2M that occurs within twelve months of the date of any termination of the merger agreement because of a failure of the Onyx shareholders to approve the merger with M2M, a failure to complete the merger with M2M by November 30, 2006 or an uncured breach by Onyx of any of the representations, warranties, covenants or agreements in the merger agreement.

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These provisions improperly require Onyx to pay many millions of dollars to M2M if it (a) does not consent to M2M’s acquisition of Onyx, or (b) ultimately decides to accept a superior offer. Thus, these provisions deter other bidders and limit the premium CDC or any other bidders can offer to Onyx shareholders.
     52. The Director Defendants also included in the M2M merger agreement a provision accelerating their stock options. In addition, the M2M merger approved by the Director Defendants will allow certain of Onyx’s executive officers, including defendant Ms. Janet Anderson, to receive severance benefits under their existing employment agreements if their jobs do not survive the merger. These benefits — which flow to the Director Defendants at the expense of Onyx shareholders — are significant.
     53. In addition, on March 15, 2006 — while the Director Defendants were actively and aggressively pursuing a sale of the company (despite public pronouncements that Onyx was not seeking a sale of the company and would continue as a standalone entity) — Onyx awarded an aggregate of 84,000 shares of restricted stock to four members of Onyx’s senior management, including Defendant Anderson. The merger agreement provides that these and other shares of restricted stock will no longer be subject to such restrictions after the M2M merger is complete.
     54. Finally, at least some of the Director Defendants anticipate employment with the surviving company after the M2M merger is complete. This, too, explains why the Director Defendants have improperly rebuffed CDC’s offers and improperly thwarted CDC or any other potential acquirer from acquiring Onyx.
F.	Irreparable Injury.
     55. The Director Defendants’ refusal to accept or properly consider the substantial benefits of CDC’s offers is motivated by their wrongful desire to obtain the special benefits they built into the M2M merger agreement.
     56. Indeed, because the proposed acquisition by CDC threatens the incumbency of Onyx’s Board, CDC believes that Onyx will continue to take actions to frustrate the completion of its pending tender offer. Any such manipulations of the corporate

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machinery having the effect of hindering the ability of Onyx shareholders to maximize their wealth would clearly constitute unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Washington law, to the irreparable injury of the Onyx shareholders.
     57. The unlawful actions of the Director Defendants, including their failure to accept or properly consider the substantial benefits of CDC’s offers, are preventing Onyx shareholders (including CDC Corporation) from receiving the benefits of CDC’s pending tender offer and are thereby causing and will cause Onyx shareholders irreparable harm. Unless Onyx and the Director Defendants are restrained by this Court, the substantial benefits of CDC’s pending tender offer may be forever lost. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
COUNT I
(Breach of Fiduciary Duty And Waste)
     58. CDC repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth herein.
     59. The Director Defendants owe Onyx shareholders the highest duties of care, loyalty, and good faith, and have failed from the outset to meet those duties. Because the Director Defendants decided to sell Onyx, their duty is to obtain the highest possible price for Onyx.
     60. The Director Defendants have breached and are continuing to breach the fiduciary duties owed to Onyx shareholders by refusing to accept or properly consider the substantial benefits of CDC’s offers (including its pending tender offer) and taking the following actions, among others, designed to thwart those offers:
•	failing to continue or pursue any meaningful discussions regarding CDC’s offers to acquire Onyx;

•	agreeing to excessive break-fee and expense arrangements in the current agreement with M2M; and

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•	acting in their own self-interest by including accelerated stock option and unrestricted stock benefits in the M2M agreement.
     61. These efforts to frustrate CDC’s offers serve no legitimate purpose, and are not a reasonable response to CDC’s offers, which pose no threat to the interests of Onyx shareholders or to Onyx’s corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Onyx shareholders under applicable Washington law.
     62. The unlawful actions of the Director Defendants are preventing Onyx shareholders from receiving the benefits of CDC’s offers and are thereby causing and will cause Onyx shareholders irreparable harm. Unless Onyx and the Director Defendants are restrained by this Court, the substantial benefits of CDC’s pending tender offer may be forever lost.
     63. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
COUNT II
(Breach of Fiduciary Duty: Failure to Act with Due Care)
     64. CDC repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth herein.
     65. The Director Defendants owe Onyx shareholders the highest duties of care, loyalty, and good faith.
     66. CDC’s pending tender offer is non-coercive and non-discriminatory, is fair to Onyx shareholders, and poses no threat to Onyx’s corporate policy and effectiveness.
     67. Notwithstanding, the Director Defendants have failed to pursue any meaningful discussions regarding any of CDC’s offers, including its pending tender offer. Nor have they adequately informed themselves of the merits of any of CDC’s offers. The Director Defendants’ summary rejection of CDC’s offers, and their encouragement of Onyx shareholders to reject CDC’s tender offer, constitutes gross negligence and an abandonment of the Director Defendants’ fiduciary obligations. As such, the actions of

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the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Onyx’s shareholders under applicable Washington law.
     68. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
COUNT III
(Declaratory and Injunctive Relief)
     69. CDC repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth herein.
     70. The Director Defendants owe Onyx shareholders the highest duties of care, loyalty, and good faith.
     71. CDC’s pending tender offer is non-coercive and non-discriminatory, is fair to Onyx shareholders, and poses no threat to Onyx’s corporate policy and effectiveness.
     72. The Director Defendants have breached their fiduciary obligations to Onyx shareholders under Washington law by failing to continue or pursue any meaningful discussions regarding CDC’s offers to acquire Onyx.
     73. Onyx and the Director Defendants should be ordered to properly consider, evaluate, and support CDC’s pending tender offer.
     74. The M2M merger agreement is invalid and unenforceable. The agreement should be rescinded and enforcement of the agreement should be temporarily, preliminarily, and permanently enjoined.
     75. Adoption of any defensive measures against CDC’s pending tender offer or any similar measures that would prevent a future board of directors from exercising its fiduciary duties — including but not limited to amendments to the current agreement with M2M, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control — would be a breach of the Director Defendants’ fiduciary duties to Onyx shareholders.

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     76. Onyx, the Director Defendants, and Orion should be enjoined from taking any action designed to impede, thwart, frustrate, or interfere with, or which has the effect of impeding, thwarting, frustrating, or interfering with CDC’s pending tender offer, including but not limited to any actions designed or intended to pursue the M2M merger agreement.
     77. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
COUNT IV
(Breach of Fiduciary Duty: Duty of Candor)
     78. CDC repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth herein.
     79. The Director Defendants owe Onyx shareholders the highest fiduciary duties of candor and full disclosure.
     80. On January 5, 2006, Onyx issued a press release in which it announced that its special committee had rejected the proposal CDC had set forth in its letter of December 6, 2005. The press release also stated that Onyx “is not seeking a sale of the Company,” “intends to continue executing on [its] growth strategy,” and “considers [the] matter closed.” These statements were and are materially misleading, as Onyx prior to such statements had engaged, and following such statements did engage, in the following actions:
•	discussed and explored strategic options involving the potential for an acquisition by a private equity firm in the fall of 2005;

•	received materials from legal advisors with respect to pursuing strategic alternatives on November 30, 2005;

•	held meetings with representatives of Battery Ventures in connection with a possible transaction on January 11, 2006;

•	held discussions with the chief executive officer of “Company A” regarding mutual strategic interests on January 11, 2006;

•	discussed potential partnerships, acquisitions and strategic transaction opportunities at a board meeting on January 26, 2006; and

•	continued to explore potential partnerships, acquisitions and strategic transaction opportunities “during the first quarter of 2006.”
     81. In Onyx’s June 23, 2006 press release reaffirming its support of its definitive agreement with M2M and again in its June 29, 2006 proxy materials, the Director Defendants stated several reasons why they had decided to support the M2M merger agreement while at the same time refusing to accept or properly consider the substantial benefits of CDC’s offers. These statements were and are materially misleading in at least the following respects:
•	contrary to Onyx’s statement that “CDC did not revise its earlier proposal ... and did not contact Onyx to initiate further discussions outside of the press,” CDC (as discussed earlier) made multiple proposals to respond to Onyx’s stated concerns;

•	contrary to Onyx’s statement that “CDC has repeatedly declined, since its original press release in December 2005, to engage in any negotiations with Onyx regarding the possibility of a strategic transaction and has, in the past, been nonresponsive to multiple contacts from Onyx and Piper Jaffray, Onyx’s financial advisor, to pursue such discussions,” CDC repeatedly attempted to engage in such negotiations and was repeatedly rebuffed by Onyx;

•	contrary to Onyx’s statement that CDC’s offers are “disingenuous and that its true intention is to harm Onyx’s business and enhance CDC’s competitive position in the sale process, rather than engage in serious negotiations,” CDC’s offers pose no threat to Onyx or its shareholders (indeed, the opposite is true) and were not made for any ulterior purpose.
     82. To the knowledge and belief of CDC, based upon discussions with various other shareholders of Onyx, Onyx and at least some of the Director Defendants have been encouraging Onyx shareholders to reject CDC’s tender offer through false and misleading statements as set forth in paragraph 49 above.
     83. By making these and other false and misleading statements, the Director Defendants have breached their duties of candor and disclosure to Onyx shareholders

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(including CDC Corporation) and deprived them of any vote or power to accept the benefits of CDC’s pending tender offer and thereby prevent the acquisition of Onyx on the unreasonable terms set forth in the M2M merger agreement.
     84. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
COUNT V
(Aiding and Abetting Breach of Fiduciary Duty)
     85. CDC repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth herein.
     86. The Director Defendants owe Onyx shareholders the highest duties of care, loyalty, and good faith.
     87. M2M knew that the primary purpose of the excessive break-fee and expense arrangements in the M2M merger agreement was and is to improperly thwart Onyx from considering or pursuing competing offers. Despite its knowledge that these provisions would amount to a breach of fiduciary duty by the Director Defendants, M2M proposed and/or accepted these terms and thereby directly aided and abetted that breach of fiduciary duty.
     88. CDC seeks injunctive relief preventing M2M, its employees, agents, and all persons acting on its behalf, from aiding and abetting the Director Defendants’ breach of fiduciary duties to Onyx shareholders with respect to the M2M merger agreement.
     89. The injury to CDC and other Onyx shareholders will not be compensable in money damages and CDC has no adequate remedy at law.
V. PRAYER FOR RELIEF
     WHEREFORE, CDC prays for relief as follows:
     A. Declare that the Director Defendants have breached their fiduciary obligations to Onyx shareholders under Washington law by:
•	failing to continue or pursue any meaningful discussions regarding CDC’s offers to acquire Onyx;

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•	agreeing to excessive break-fee and expense arrangements in the current agreement with M2M; and

•	acting in their own self-interest by including accelerated stock option and unrestricted stock benefits in the M2M agreement.
     B. Declare that the M2M merger agreement is invalid and unenforceable, and order that the agreement be rescinded and that enforcement of the agreement be temporarily, preliminarily, and permanently enjoined;
     C. Enjoin Onyx, the Director Defendants, and Orion from taking any action designed to impede, thwart, frustrate, or interfere with, or which has the effect of impeding, thwarting, frustrating, or interfering with CDC’s pending tender offer, including but not limited to any actions designed or intended to pursue the M2M merger agreement;
     D. Order Onyx and the Director Defendants to properly consider, evaluate, and support CDC’s pending tender offer;
     E. Award CDC its costs and disbursements in this action, including reasonable attorney and fees; and
     F. Grant CDC such other and further relief as this Court may deem just and proper.

HELLER EHRMAN LLP

By:

Leonard J. Feldman, WSBA #20961
Kenneth E. Payson, WSBA #26369

Attorneys for Plaintiffs
CDC Corporation and
DATED: July _____, 2006	CDC Software Acquisition Corp.

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